                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


         (Mark One)

         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
         For the fiscal year ended December 31, 1993
                                   -----------------

                                       OR

         (   )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
         For the transition period from _____________ to _________________

                        Commission file number  1-5492-1
                                               -----------

              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Nashua Corporation Savings Plan for Specified Hourly Employees


              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Nashua Corporation
                             44 Franklin Street
                             P.O. Box 2002
                             Nashua, New Hampshire 03061-2002

         NASHUA CORPORATION
         ------------------

         SAVINGS PLAN FOR SPECIFIED
         --------------------------

         HOURLY EMPLOYEES
         ----------------

         FINANCIAL STATEMENTS
         --------------------

         DECEMBER 31, 1993
         -----------------

                               NASHUA CORPORATION
                               ------------------

                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                  -------------------------------------------

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


                                                                              PAGES
                                                                              -----
         Financial Statements:

            Report of Independent Accountants                                    1

            Statement of Net Assets Available for Plan Benefits
              (With Fund Information) as of December 31, 1993 and 1992         2-3

            Statement of Changes in Net Assets Available for Plan Benefits
               (With Fund Information) for the Years Ended
               December 31, 1993 and 1992                                      4-5

            Notes to Financial Statements                                     6-10

         Supplementary Information: *

         * Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

July 14, 1994

To the Participants and Pension Committee of the Nashua Corporation Savings Plan for
Specified Hourly Employees

        In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Savings Plan for Specified Hourly Employees (the "Plan") at December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------------------------------------------
                                            GUARANTEED    NASHUA
                                            INVESTMENT    COMMON                                        EQUITY-        GROWTH
                                            CONTRACT      STOCK         PURITAN         MAGELLAN        INCOME         COMPANY
                                              FUND        FUND           FUND             FUND           FUND           FUND
                                            --------    --------        -------         --------        -------        -------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $518,392    $      -        $     -         $      -        $     -        $     -
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                   -     206,251              -                -              -              -
        MUTUAL FUNDS                               -           -         50,121          133,229         71,590         34,441
    EMPLOYEE CONTRIBUTIONS RECEIVABLE         14,700         345          1,904            5,240          2,569          1,940
    EMPLOYER CONTRIBUTIONS RECEIVABLE          1,567       6,113            576            1,048            508            350
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                      -           -              -                -              -              -
                                            --------    --------        -------         --------        -------        -------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $534,659    $212,709        $52,601         $139,517        $74,667        $36,731
                                            ========    ========        =======         ========        =======        =======

                                                                         GOV'T
                                                         PACIFIC         MONEY
                                             EUROPE      BASIN          MARKET           LOAN
                                              FUND       FUND            FUND            FUND             TOTAL
                                              ----      ------          -------         -------         ----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                     $  -      $    -          $     -         $     -         $  518,392
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                 -           -                -               -            206,251
        MUTUAL FUNDS                           656       6,474           17,622               -            314,133
    EMPLOYEE CONTRIBUTIONS RECEIVABLE           95         213            1,500               -             28,506
    EMPLOYER CONTRIBUTIONS RECEIVABLE           19          47              197               -             10,425
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                    -           -                -          50,348             50,348
                                              ----      ------          -------         -------         ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $770      $6,734          $19,319         $50,348         $1,128,055
                                              ====      ======          =======         =======         ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1992
- - --------------------------------------------------------------------------------------------------------------------------------
                                           GUARANTEED     NASHUA
                                           INVESTMENT     COMMON                                        EQUITY-         GROWTH
                                            CONTRACT      STOCK         PURITAN         MAGELLAN        INCOME          COMPANY
                                              FUND        FUND           FUND             FUND           FUND            FUND
                                            --------    --------        -------         -------         -------         ------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $333,190    $      -        $     -         $     -         $     -         $    -
    INVESTMENTS AT FAIR VALUE:
        NASHUA CORPORATION COMMON STOCK            -     165,339              -               -               -              -
        MUTUAL FUNDS                               -           -         13,287          60,131          42,788          6,226
    EMPLOYEE CONTRIBUTIONS RECEIVABLE         11,211          24            454           2,831           1,362          1,178
    EMPLOYER CONTRIBUTIONS RECEIVABLE            364       5,936             48             111               -            152
    DIVIDENDS RECEIVABLE                           -       1,049              -               -               -              -
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                      -           -              -               -               -              -
                                            --------    --------        -------         -------         -------         ------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $344,765    $172,348        $13,789         $63,073         $44,150         $7,556
                                            ========    ========        =======         =======         =======         ======

                                                 GOV'T
                                                 MONEY
                                                MARKET            LOAN
                                                 FUND             FUND           TOTAL
                                                ------          -------         --------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                       $    -          $     -         $333,190
    INVESTMENTS AT FAIR VALUE:
        NASHUA CORPORATION COMMON STOCK              -                -          165,339
        MUTUAL FUNDS                             3,848                -          126,280
    EMPLOYEE CONTRIBUTIONS RECEIVABLE              396                -           17,456
    EMPLOYER CONTRIBUTIONS RECEIVABLE               26                -            6,637
    DIVIDENDS RECEIVABLE                             -                -            1,049
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                        -           17,992           17,992
                                                ------          -------         --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $4,270          $17,992         $667,943
                                                ======          =======         ========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------------------------------------------
                                            GUARANTEED   NASHUA
                                            INVESTMENT   COMMON                                         EQUITY-         GROWTH
                                            CONTRACT     STOCK          PURITAN         MAGELLAN        INCOME          COMPANY
                                              FUND        FUND           FUND             FUND           FUND            FUND
                                            --------    --------        -------         --------        -------         -------
SOURCES OF NET ASSETS:
    EMPLOYEE CONTRIBUTIONS                  $164,849    $  4,268        $16,329         $ 49,688        $22,995         $19,835
    EMPLOYER CONTRIBUTIONS                    15,100      73,972          4,451            8,222          3,970           3,374
    INVESTMENT INCOME                         32,256       3,584          5,271           12,060          2,438           3,147
    NET APPRECIATION OF INVESTMENTS                -           -            193            8,118          8,473             605
    LOAN REPAYMENTS                            4,498           -            494            2,282          1,182             135
    LOAN INTEREST                              1,387           -            103              521            473              32
    PLAN TRANSFER                             20,876       9,774          2,611            8,652            956              81
                                            --------    --------        -------         --------        -------         -------
                                             238,966      91,598         29,452           89,543         40,487          27,209
                                            --------    --------        -------         --------        -------         -------
APPLICATIONS OF NET ASSETS:
    PLAN WITHDRAWALS                          38,153      17,140          1,006            4,208            754             568
    NET DEPRECIATION OF INVESTMENTS                -       3,272              -                -              -               -
    LOAN WITHDRAWALS                          18,817           -            528           12,099          8,844             252
    ADMINISTRATIVE EXPENSES                      200          30              5               91             35               6
                                            --------    --------        -------         --------        -------         -------
                                              57,170      20,442          1,539           16,398          9,633             826
                                            --------    --------        -------         --------        -------         -------
INCREASE IN NET ASSETS
    DURING THE YEAR                          181,796      71,156         27,913           73,145         30,854          26,383
NET TRANSFERS BETWEEN FUNDS                    8,098     (30,795)        10,899            3,299           (337)          2,792
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
    BEGINNING OF YEAR                        344,765     172,348         13,789           63,073         44,150           7,556
                                            --------    --------        -------         --------        -------         -------
    END OF YEAR                             $534,659    $212,709        $52,601         $139,517        $74,667         $36,731
                                            ========    ========        =======         ========        =======         =======

                                                                         GOV'T
                                                         PACIFIC         MONEY
                                             EUROPE      BASIN          MARKET           LOAN
                                              FUND       FUND            FUND            FUND             TOTAL
                                              ----      ------          -------         -------         ----------
SOURCES OF NET ASSETS:
    EMPLOYEE CONTRIBUTIONS                    $ 95      $  298          $13,850         $     -         $  292,207
    EMPLOYER CONTRIBUTIONS                      19          90            2,221               -            111,419
    INVESTMENT INCOME                            -           3              270               -             59,029
    NET APPRECIATION OF INVESTMENTS             15         353                -               -             17,757
    LOAN REPAYMENTS                              -           -               53          (8,644)                 -
    LOAN INTEREST                                -           -               10               -              2,526
    PLAN TRANSFER                                -           -              184               -             43,134
                                              ----      ------          -------         -------         ----------
                                               129         744           16,588          (8,644)           526,072
                                              ----      ------          -------         -------         ----------
APPLICATIONS OF NET ASSETS:
    PLAN WITHDRAWALS                             -           -              492               -             62,321
    NET DEPRECIATION OF INVESTMENTS              -           -                -               -              3,272
    LOAN WITHDRAWALS                             -           -              460         (41,000)                 -
    ADMINISTRATIVE EXPENSES                      -           -                -               -                367
                                              ----      ------          -------         -------         ----------
                                                 -           -              952         (41,000)            65,960
                                              ----      ------          -------         -------         ----------
INCREASE IN NET ASSETS
    DURING THE YEAR                            129         744           15,636          32,356            460,112
NET TRANSFERS BETWEEN FUNDS                    641       5,990             (587)              -                  -
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
    BEGINNING OF YEAR                            -           -            4,270          17,992            667,943
                                              ----      ------          -------         -------         ----------
    END OF YEAR                               $770      $6,734          $19,319         $50,348         $1,128,055
                                              ====      ======          =======         =======         ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31, 1992
- - --------------------------------------------------------------------------------------------------------------------------------
                                            GUARANTEED    NASHUA
                                            INVESTMENT    COMMON                                        EQUITY-         GROWTH
                                            CONTRACT      STOCK         PURITAN         MAGELLAN        INCOME          COMPANY
                                              FUND        FUND           FUND             FUND           FUND            FUND
                                            --------    --------        -------         -------         -------         ------
SOURCES OF NET ASSETS:
    EMPLOYEE CONTRIBUTIONS                  $118,548    $    239        $ 4,734         $25,158         $12,684         $6,907
    EMPLOYER CONTRIBUTIONS                     2,058      65,079            256             583               -            268
    INVESTMENT INCOME                         22,236       3,449          1,133           7,165           1,261            274
    NET APPRECIATION OF INVESTMENTS                -      24,400            347               -           3,320            318
    LOAN REPAYMENTS                            9,932           -            127           2,312             666              -
    LOAN INTEREST                                724           -             62             420              61              -
    PLAN TRANSFER                            235,024      87,434          8,883          30,156          20,281          1,781
                                            --------    --------        -------         -------         -------         ------
                                             388,522     180,601         15,542          65,794          38,273          9,548
                                            --------    --------        -------         -------         -------         ------
APPLICATIONS OF NET ASSETS:
    PLAN WITHDRAWALS                          16,240       8,062          2,013             389               -          1,082
    NET DEPRECIATION OF INVESTMENTS                -           -              -           3,652               -              -
    LOAN WITHDRAWALS                          16,085           -          1,365             750           2,700              -
    ADMINISTRATIVE EXPENSES                      157           7              -              97               -              -
                                            --------    --------        -------         -------         -------         ------
                                              32,482       8,069          3,378           4,888           2,700          1,082
                                            --------    --------        -------         -------         -------         ------
INCREASE IN NET ASSETS
    DURING THE YEAR                          356,040     172,532         12,164          60,906          35,573          8,466
NET TRANSFERS BETWEEN FUNDS                  (11,275)       (184)         1,625           2,167           8,577           (910)
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
    BEGINNING OF YEAR                              -           -              -               -               -              -
                                            --------    --------        -------         -------         -------         ------
    END OF YEAR                             $344,765    $172,348        $13,789         $63,073         $44,150         $7,556
                                            ========    ========        =======         =======         =======         ======

                                                GOV'T
                                                MONEY
                                                MARKET            LOAN
                                                 FUND             FUND           TOTAL
                                                ------          -------         --------
SOURCES OF NET ASSETS:
    EMPLOYEE CONTRIBUTIONS                      $2,749          $     -         $171,019
    EMPLOYER CONTRIBUTIONS                         166                -           68,410
    INVESTMENT INCOME                               76                -           35,594
    NET APPRECIATION OF INVESTMENTS                  -                -           28,385
    LOAN REPAYMENTS                                  -          (13,037)               -
    LOAN INTEREST                                    -                -            1,267
    PLAN TRANSFER                                1,279           14,901          399,739
                                                ------          -------         --------
                                                 4,270            1,864          704,414
                                                ------          -------         --------
APPLICATIONS OF NET ASSETS:
    PLAN WITHDRAWALS                                 -            4,772           32,558
    NET DEPRECIATION OF INVESTMENTS                  -                -            3,652
    LOAN WITHDRAWALS                                 -          (20,900)               -
    ADMINISTRATIVE EXPENSES                          -                -              261
                                                ------          -------         --------
                                                     -          (16,128)          36,471
                                                ------          -------         --------
INCREASE IN NET ASSETS
    DURING THE YEAR                              4,270           17,992          667,943
NET TRANSFERS BETWEEN FUNDS                          -                -                -
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
    BEGINNING OF YEAR                                -                -                -
                                                ------          -------         --------
    END OF YEAR                                 $4,270          $17,992         $667,943
                                                ======          =======         ========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               NASHUA CORPORATION
                               ------------------
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                  -------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

    NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ---------------------------------------------------

    Basis of Accounting
    -------------------

    The financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees ("the Plan") are presented on the accrual basis of accounting.

    Plan Establishment
    ------------------

    The Plan was established January 1, 1992 for hourly employees at Nashua Corporation's Santa Clara facility as the result of a spin-off of assets from the Nashua Corporation Employees' Savings Plan of $399,739. Additionally, effective January 1, 1993, the hourly employees at Nashua Corporation's Exeter facility were transferred from the Nashua Corporation Employees' Savings Plan into the Plan. As a result $43,134 of assets were transferred into the Plan.

    Asset Maintenance
    -----------------

    Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to nine Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager, Fidelity Intermediate Bond Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee or the Nashua Common Stock Fund. Effective August 1, 1993 the Plan's investment in Nashua Corporation common stock was converted into a unitized stock fund. Also effective July 1, 1992, employees can direct up to 25% of their account balances into the Nashua Common Stock Fund. The Europe Fund, Pacific Basin Fund, Intermediate Bond Fund, and Asset Manager are new investment options effective July 15, 1993.

    The Plan's assets are commingled with assets of the Nashua Corporation Employees' Savings Plan in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

    Investment Valuation
    --------------------

    Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The cost of Nashua common stock is determined on an average cost basis. The Plan's guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund accounts are valued at the respective funds' closing net asset values.

    Contributions
    -------------

    The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested. 401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Effective July 1, 1992, employees can direct the Company matching contribution into any of the investment funds available for their contributions. Prior to July 1, 1992, the Company's contributions were invested solely in common shares of the Company.

    Withdrawals and Loans
    ---------------------

    Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1993 and 1992, there were 17 and 10 loans outstanding totalling $50,348 and $17,992, respectively.

    Expenses
    --------

    Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan.

    Investment Income
    -----------------

    Income from investments is recorded as earned on an accrual basis.

    Federal Income Tax Status
    -------------------------

    The company was advised by the U.S. Treasury Department in November of 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is exempt from federal income taxes. The Plan has since been amended, however, a new letter has not yet been requested. Management believes that the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

    Reclassifications
    -----------------

    Certain reclassifications were made to the 1992 financial statements to conform to the 1993 presentation.

    NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
    ----------------------------------------

    The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

    2. INVESTMENT FUNDS - Employees' contributions and, effective July 1, 1992, Company contributions, can be invested in guaranteed investment contracts and/or mutual funds at the election of the participants. Additionally, effective July 1, 1992, employees can direct up to 25% of their contributions into the Nashua Common Stock Fund. Prior to July 1, 1992, all contributions of the Company were invested solely in common shares of Nashua Corporation.

    3. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants and beneficiaries in the order provided for by ERISA.

    NOTE 3 - INVESTMENTS
    --------------------

    Plan investments at fair value are summarized as follows:
                                             December 31,
                                         --------------------
                                         1993            1992
                                         ----            ----
    Nashua Common Stock Fund            $206,251        $165,339
    Fidelity Magellan Fund               133,229          60,131
    Fidelity Puritan Fund                 50,121          13,287
    Fidelity Equity Income Fund           71,590          42,788
    Fidelity Growth Company Fund          34,441           6,226
    Fidelity Europe Fund                     656              --
    Fidelity Pacific Basin Fund            6,474              --
    Fidelity Retirement Government
      Money Market Fund                   17,622           3,848
                                        --------        --------
                                        $520,384        $291,619
                                        ========        ========

        NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
        --------------------------------------------
        The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:
                                                             December 31,
                                                        -----------------------
                                                         1993             1992
                                                        ------           ------
             Continental Assurance Company
                9.10% Due 12/31/93                      $     --        $ 61,068
             Confederation Life Insurance Company
                8.77% Due 1/3/95                          71,453          51,757
             Life of Virginia
                8.32% Due 3/31/96                        114,122          76,297
             Aetna Insurance Company
                6.78% Due 6/30/95                         91,297          61,917
             Lincoln National
                6.28% Due 12/31/96                        46,615              --
             Provident Life
                6.14% Due 6/30/97                         46,946          23,812
             Fidelity U.S. Government Reserve Fund       147,959          58,339
                                                        --------        --------
                                                        $518,392        $333,190
                                                        ========        ========

    NOTE 5 - SAVINGS PLANS MASTER TRUST
    -----------------------------------

    The assets of the Plan have been commingled with assets of another
    Company savings plan in the Nashua Corporation Savings Plans Master
    Trust ("the Master Trust"). The Plan owned approximately 2.1% and 1.5% of the Master Trust as of December 31, 1993 and 1992, respectively.

                                                                        December 31,
                                                                --------------------------
                                                                  1993              1992
                                                                --------          --------
       Statement of Net Assets
       Available for Plan Benefits:
          Guaranteed Investment Contracts, at Contract Value    $23,619,548     $20,910,707
          Nashua Common Stock Fund, at Fair Value                 7,400,889       8,256,638
          Mutual Funds, at Fair Value                            20,801,964      12,452,214
          Employee Contributions Receivable                         455,661         451,872
          Employer Contributions Receivable                         164,494         167,864
          Dividends Receivable                                           --          52,377
          Participant Loans Receivable, at Fair Value             1,614,261       1,273,934
                                                                -----------     -----------
        Net Assets Available for Plan Benefits                  $54,056,817     $43,565,606
                                                                ===========     ===========

                                                                 Year Ended December 31,
                                                                --------------------------
                                                                  1993              1992
                                                                --------          --------
     Statement of Changes in Net Assets
       Available for Plan Benefits:
       Sources of Net Assets:
        Transfer in of Assets from Nashua Corporation
          Employees' Savings Plan                               $         -     $34,964,932
        Employee Contributions                                    5,800,957       4,828,486
        Employer Contributions                                    1,871,318       1,795,180
        Investment Income                                         3,413,427       2,942,063
        Net Appreciation of Investments                           1,526,740       1,616,269
        Loan Interest                                               115,273          93,555
                                                                -----------     -----------
                                                                 12,727,715      46,240,485
       Applications of Net Assets:
        Plan Withdrawals                                          2,025,091       2,193,515
        Net Depreciation of Investments                             200,601         473,036
        Administrative Expenses                                      10,812           8,328
                                                                -----------     -----------
       Increase in Net Assets During the Year                   $10,491,211     $43,565,606
                                                                ===========     ===========


       The Master Trust purchased 41,648 and 70,197 common shares of Nashua Corporation at at total cost of $1,162,503 and $1,818,624 during 1993 and 1992, respectively. The Master Trust received $2,010,267 and $642,255 from the sale of 74,078 and 25,464 common shares of Nashua Corporation during 1993 and 1992, respectively.

       NOTE 6 - SUBSEQUENT EVENT
       -------------------------

       On May 25, 1994 the Santa Clara facility was sold. The participants of the Plan who were employees of the Santa Clara facility will be transfered into a plan that will be established by the buyer. The transfer is expected to be completed during the third quarter of 1994.

                      Consent of Independent Accountants



      We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated July 14, 1994 relating to the financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees for the year ended
      December 31, 1993 included with this Form 11-K.


      PRICE WATERHOUSE

      Boston, Massachusetts
      July 14, 1994

                                   SIGNATURE




              NASHUA CORPORATION SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES.
              --------------------------------------------------------------
         Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     NASHUA CORPORATION SAVINGS PLAN
                                     FOR SPECIFIED HOURLY EMPLOYEES




         Date:   July 15, 1994       By      Paul Buffum
              --------------------     ------------------------------------
                                       Paul Buffum
                                       Nashua Corporation Savings Plan for
                                       Specified Hourly Employees Plan Committee